UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Exide Technologies
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

302051206
(CUSIP Number)

MacKay Shields LLC 1345 Avenue of the Americas New York, NY 10105 Rene A. Bustamante Senior Managing Director and Chief Compliance Officer (212) 230-3811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MacKay Shields LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,656,655(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,656,655(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,656,655(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.28%(1)
14	TYPE OF REPORTING PERSON IA

(1)	As of May 11, 2015, the number of shares of Common Stock, par value $0.01 of the Company (the “Shares”) beneficially owned by the Reporting Person includes 2,531,535 Shares and $123,590,168 aggregate principal amount of 7% Second Lien Senior Secured Convertible PIK Notes due 2025 (the “Second Lien Notes”), which are currently convertible into 14,125,120 Shares.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The MainStay Funds – MainStay High Yield Corporate Bond Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,327,158(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,327,158(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,158(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.16%(1)
14	TYPE OF REPORTING PERSON IV

(1)	As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 447,050 Shares and $22,176,352 aggregate principal amount of Second Lien Notes, which are currently convertible into 2,534,535 Shares.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MainStay VP Funds Trust - MainStay VP High Yield Corporate Bond Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,981,585(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,981,585(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,585(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.48%(1)
14	TYPE OF REPORTING PERSON IV

(1)
As of May 11, 2015, the number of Shares beneficially owned by the Reporting Person includes 447,050 Shares and $22,176,352 aggregate principal amount of Second Lien Notes, which are currently convertible into 2,534,535 Shares.

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Item 1.  Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the Shares of Exide Technologies, a Delaware corporation (the “Issuer”).  The address of the principal executive officers of the Issuer is 13000 Deerfield Parkway, Building 200, Milton, Georgia 30004.
Item 2. Identity and Background

(a), (f) This statement is filed on behalf of (i) MacKay Shields LLC, a Delaware limited liability company and investment adviser registered under Section 203 of the Investment Advisers Act (“MacKay Shields”), (ii) The MainStay Funds – MainStay High Yield Corporate Bond Fund, a Massachusetts business trust and registered investment company under the Investment Company Act of 1940 (“MainStay Fund”) and (iii) MainStay VP Funds Trust – MainStay VP High Yield Corporate Bond Portfolio, a Delaware statutory trust and registered investment company under the Investment Company Act of 1940 (“VP Fund” and, together with MacKay Shields and MainStay Fund, the “Reporting Person”).  The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1345 Avenue of the Amercias, New York, NY 10105.

(c) The principal business of MacKay Shields is that of an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. In such capacity, MacKay Shields acts as an investment adviser to various clients, which include MainStay Fund and VP Fund.  The principal business of each of MainStay Fund and VP Fund is that of an investment company registered under the Investment Company Act of 1940.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
MainStay Fund acquired 1,416,537 Shares and $69,215,341 aggregate principal amount of Second Lien Notes, which are currently convertible into 7,910,621 Shares (collectively, the “MainStay Shares”), for investment purposes and for the purposes described below.  VP Fund acquired 447,050 Shares and $22,176,352 aggregate principal amount of Second Lien Notes, which are currently convertible into 2,534,535 Shares (collectively, the “VP Shares”), for investment purposes and for the purposes described below.  MacKay Shields may be deemed to beneficially own 2,531,535 Shares and $123,590,168 aggregate principal amount of Second Lien Notes, which are currently convertible into 14,125,120 Shares (collectively, the “Subject Shares”), as a result of acting as investment advisor to various clients, which include MainStay Fund and VP Fund.
Pursuant to the Fourth Amended Plan of Reorganization of the Issuer, as filed with the United States Bankruptcy Court for the District of Delaware on March 27, 2015, MainStay Fund and VP Fund, and MacKay Shields as investor adviser on behalf of certain of its clients, acquired the Subject Shares on April 30, 2015, upon the Issuer’s emergence from bankruptcy, (x) in exchange for the full and final satisfaction, settlement, release and discharge of and in exchange for such Reporting Person’s clients’ (1) claim against the Issuer as a lender of $137,863,891 million under the Issuer’s Amended and Restated Superpriority Debtor-In-Possession Credit Agreement, dated as of July 12, 2013, by and among the Issuer, JPMorgan Chase Bank, N.A., as DIP Agent, and the lenders party thereto, and (2) claim against the Issuer as a holder of $122,924,000 million aggregate principal amount of the Issuer’s 8.625% Senior Secured Notes due 2018, (y) for $72,432,500 in cash pursuant to a backstop commitment agreement by and among the Issuer and certain other creditors of the Issuer and (z) as fees in consideration of the backstop provided by certain of MacKay Shields’ clients pursuant to the backstop commitment agreement.  The source of funds described in clause (y) was assets under management from each of MainStay Fund, VP Fund and various other clients of MacKay Shields.

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Item 4.  Purpose of Transaction.
MainStay Fund and VP Fund acquired the MainStay Shares and VP Shares, respectively, (as described above in Item 3) for investment purposes in the ordinary course of business. MacKay Shields acquired the Subject Shares (as described above in Item 3) as investment advisor on behalf of certain of its clients for investment purposes in the ordinary course of business. Currently, MainStay Fund and VP Fund, as well as other clients of MacKay Shields, are party to the Stockholders Agreement (as defined in Item 6, below).  Accordingly, each of MainStay Fund, VP Fund and, as a result of the investment discretion that MacKay Shields has with respect to the Subject Shares, MacKay Shields, may be deemed to beneficially own the securities of other parties to the Stockholders Agreement.
The Reporting Persons intend to regularly review their, or in the case of MacKay Shields, its clients’, investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the board of directors of the Issuer (the “Board of Directors”) and other holders of the Shares, concerning the business (including, without limitation, the Issuer’s assets and capital structure) and the future plans of the Issuer, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Subject Shares, on the open market, in privately negotiated transactions or otherwise. MacKay Shields, as a beneficial owner of an aggregate ownership of Shares representing at least 15% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR (as defined below)), currently has a right pursuant to the Stockholders Agreement to designate an observer to the Board of Directors, which it has exercised.
The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, and the exercise of the Reporting Persons’ rights under the Stockholders Agreement may result in (a) the acquisition or disposition of securities of the Issuer as a result of customary tag-along and drag-along provisions (as described in Item 6, below), (d) a change in the present Board of Directors pursuant to provisions relating to the designation of members of the Board of Directors (as described in Item 6, below) and (g) actions that impede the acquisition of control of the Issuer by any person due to the various limitations on actions by the parties to the Stockholder Agreement with respect to their Shares.
On May 1, 2015, the Issuer filed a Form 15 for the de-registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such deregistration will take effect on July 30, 2015.
Item 5. Interest in Securities of the Issuer

(a), (b) On April 30, 2015, upon the Issuer’s emergence from bankruptcy and pursuant to the Plan, the Issuer issued 8,000,000 Shares and $279,983,104 in aggregate principal amount of the Second Lien Notes, which are currently convertible into 32,000,000 Shares, to certain of the Issuer’s former creditors.  As of May 11, 2015, there were 8,000,000 Shares issued and outstanding.

The 2,531,535 Shares MacKay Shields may be deemed to beneficially own as investor adviser to various clients, represents approximately 31.64% of the issued and outstanding Shares, and the $123,590,168 in aggregate principal amount of Second Lien Notes MacKay Shields may be deemed to beneficially owned (the “Subject Notes”) are currently convertible into 14,125,120 Shares, which, together with the Subject Shares, represents approximately 75.28% of the outstanding Shares, after giving effect to the conversion of the Subject Notes into Shares.  MacKay Shields, as the investment adviser of MainStay Fund and VP Fund, among other clients, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  MacKay Shields disclaims beneficial ownership of the Subject Shares held by its clients, except to the extent of MacKay Shields’s pecuniary interest therein.

The 1,416,537 Shares MainStay Fund beneficially owns represents approximately 17.71% of the issued and outstanding Shares, and the $69,215,341 in aggregate principal amount of Second Lien Notes MainStay Fund beneficially owns (the “MainStay Notes”) are currently convertible into 7,910,621 Shares, which, together with the MainStay Shares, represents approximately 42.16% of the outstanding Shares, after giving effect to the conversion of the MainStay Notes into Shares.  MainStay Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the MainStay Shares.

The 447,050 Shares VP Fund beneficially owns represents approximately 5.59% of the issued and outstanding Shares, and the $22,176,352 in aggregate principal amount of Second Lien Notes VP Fund beneficially owns (the “VP Notes”) are currently convertible into 2,534,535 Shares, which, together with the VP Shares, represents approximately 13.48% of the outstanding Shares, after giving effect to the conversion of the VP Notes into Shares.  VP Fund may be deemed to have the

CUSIP No. 302051206	SCHEDULE 13D	Page 7 of 10

shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the VP Shares.

In addition, as described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares held by the other Stockholders (as defined below) party to the Stockholders Agreement (as defined below).  While each Reporting Person disclaims beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of each such Reporting Person’s pecuniary interest therein, if any of the Reporting Persons is deemed to beneficially own such Shares in addition to the Subject Shares, MainStay Shares or VP Shares, as applicable, such Shares would represent approximately 96.43% of the outstanding Shares, after giving effect to the conversion of the Second Lien Notes owned by the Stockholders party to the Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of the Reporting Persons’ pecuniary interest therein.

(c) None of the Reporting Persons has transacted in the Shares or the Second Lien Notes during the past sixty days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 30, 2015, in connection with the Issuer’s emergence from bankruptcy, certain holders of the Shares, including the aforementioned clients of the Reporting Person (collectively, the “Initial Stockholders”), entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”), the material terms of which are described below.

Election of Directors
As further described below, pursuant to the Stockholders Agreement, MacKay Shields, as investment advisor on behalf of certain of its clients, MainStay Fund, VP Fund and certain other Initial Stockholders have the right, at their respective discretion, to designate one or more members of the Board of Directors.  Such right may be exercised by the applicable Initial Stockholder(s) by notification to each other stockholder who agrees to be bound by the Stockholders Agreement (collectively, the “Stockholders”), and each Stockholder is then required to vote its Shares to ensure the election of such Initial Stockholder(s)’ designee(s).  The following describes the provisions of the Stockholders Agreement permitting Stockholders to designate members of the Board of Directors (the “Designation Provisions”):

(x)	Each Initial Stockholder that has an aggregate ownership of Shares representing at least 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s right of first refusal (as described below, the “ROFR”)) is permitted to designate two individuals to the Board of Directors;
(y)	Each Initial Stockholder that has an aggregate ownership of Shares representing at least 9% but less than 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) is permitted to designate one individual to the Board of Directors; and
(z)	Initial Stockholders that hold an aggregate of at least a majority of the Shares held by all Initial Stockholders who have an aggregate ownership of Shares representing at least 3% but less than 9% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s ROFR) (collectively, the “Minority Stockholders”) are permitted, as a group, to designate one individual.
Because MainStay Fund, VP Fund and clients of MacKay Shields have an aggregate ownership of Shares representing 31.64% of the issued and outstanding Shares for purposes of the Designation Provisions, the Reporting Persons have the right

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to designate two individuals to be elected to the Board of Directors in accordance with the Designation Provisions.  Accordingly, the Reporting Persons may be deemed to beneficially own the Shares of the other Stockholders that are party to the Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Shares held by other Stockholders party to the Stockholders Agreement, except to the extent of the Reporting Persons’ pecuniary interest therein.
Transfer Restrictions
Other than (x) limited rights to transfer Shares to family members and to affiliates (each, a “Permitted Transfer”) and (y) in connection with a Sale Transaction (as defined below), each Stockholder is permitted to transfer its Shares so long as such transfer first complies with (i) the ROFR and (ii) the Tag Along Rights.  Notwithstanding the foregoing, except with the prior written consent of the Board of Directors, no Stockholder may transfer its Shares (x) to a competitor of the Issuer  or (y) where, following such transfer or transfer, (A) the Issuer would have 2,000 or more holders of record (or 500 or more holders of record who are not “accredited investors”) (as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”) of any class of capital securities of the Issuer or (B) the Issuer would be required to register the Shares under the Exchange Act.
Right of First Refusal; Drag Along and Tag Along Rights
Pursuant to the ROFR, the Issuer has a right of first refusal to purchase all (but not less than all) of the Shares that are proposed to be sold or transferred by any Stockholder (other than pursuant to a Permitted Transfer) at a price equal to the price proposed to be paid by the transferee in such transaction.
If one or more Initial Stockholders that hold at least a majority in the aggregate of the then issued and outstanding Shares (collectively, the “Drag-Along Stockholders”) propose to (x) transfer (in any single transaction or series of related transactions) all of the Shares owned by such Drag-Along Stockholder(s) or (y) sell all or a substantial portion of the consolidated assets of the Issuer and its subsidiaries, in each case, to an unaffiliated third party (the transactions described in clauses (x) and (y), each, a “Drag-Along Sale”) then such Drag-Along Stockholder(s) shall have the right to require each other Stockholder of the Issuer to participate and transfer all of its equity securities in such Drag Along Sale on the same terms and conditions as the Drag-Along Stockholder(s), and/or vote in favor of such Drag-Along Sale, as well as waive any appraisal rights in connection therewith.
If any Initial Stockholder proposes to transfer (in any single transaction or series of related transactions) at least 20% of the then issued and outstanding equity securities of the Issuer to an unaffiliated third party (a “Tag-Along Sale”), then the other Stockholders shall have the right to sell a pro rata portion of its Shares in such Tag-Along Sale on the same terms and conditions as the Initial Stockholder whose proposed transfer gave rise to the Tag-Along Sale.
Pre-emptive Rights
For so long as an Initial Stockholder (together with its affiliates) owns at least 1% of the issued and outstanding equity securities of the Issuer, in the event the Issuer proposes to issue any additional debt, equity and/or convertible securities, then such Initial Stockholder will have a preemptive right to proportionately participate in such offering on the same terms as the proposed offering.  The preemptive rights shall not apply to any issuance in which no Initial Stockholder holding 9% or more of the Issuer’s equity securities (prior to giving effect to such issuance) participates.  The preemptive rights are also not transferable except to an affiliate and shall be subject to other customary exceptions set forth in the Stockholders Agreement.
Minority Approval Rights
The Stockholders Agreement provides that the Issuer shall not take certain action without the prior consent of (x) MacKay Shields (together with  its affiliates and Permitted Transferees), for so long as it beneficially owns, as investment adviser for its clients, at least 25% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) and (y) any of the Initial Stockholders, for so long as such Initial Stockholder holds (together with its affiliates) at least 8% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR).  As further set forth in the Stockholders Agreement, such prohibited actions include mergers of the Issuer, sale of assets of the issuer having a fair

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market value in excess of $50,000,000, the consummation of an initial public offering, amendments to the governing documents of the Issuer and changes to the nature of the business of the Issuer.
Registration Rights
The Issuer granted the Initial Stockholders certain registration rights with respect to the Shares and any security that is convertible into or exchangeable or exercisable for Shares.  Such registration rights include demand rights available to certain Stockholders 180 days after the Issuer’s initial public offering, shelf registration and underwritten shelf take-down rights and piggyback rights.  The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the registration rights provided under the Stockholders Agreement. The registration rights provisions of the Stockholders Agreement also include customary indemnification provisions in favor of the Stockholders that participate in registrations pursuant to such provisions, any person who is or might be deemed a control person of such Stockholders (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.
The foregoing summary the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement filed herewith as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated May 11, 2015, between MacKay Shields LLC, The MainStay Funds – MainStay High Yield Corporate Bond Fund and MainStay VP Funds Trust – MainStay VP High Yield Corporate Bond Portfolio.

Exhibit 2:	Stockholders Agreement, dated April 30, 2015, among Exide Technologies and the stockholders listed on Schedule I thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2015

MacKay Shields LLC

By:	/s/ Rene A. Bustamante
	Name:	Rene A. Bustamante
	Title:	Senior Managing Director and Chief Compliance Officer

The MainStay Funds – MainStay High Yield Corporate Bond Fund

By:	/s/ Kevin Bopp
	Name:	Kevin Bopp
	Title:	Chief Compliance Officer

MainStay VP Funds Trust – MainStay VP High Yield Corporate Bond Portfolio

By:	/s/ Kevin Bopp
	Name:	Kevin Bopp
	Title:	Chief Compliance Officer